Exhibit 99.1

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)

	June 30, 2024	December 31, 2023
	(Unaudited)	(Audited)
Assets:
Current assets
Cash and cash equivalents	$221,047	$482,588
Accounts receivable, net	1,082,297	850,193
Prepaid expenses and other current assets	59,372	57,190
Total current assets	1,362,716	1,389,971

Property and equipment, net	73,641	85,436
Right-of-use assets, net	113,697	170,545
Deferred offering costs	728,725	—
Total non-current assets	916,063	255,981

Total assets	$2,278,779	$1,645,952

Liabilities and Shareholders’ Equity:
Liabilities:
Current liabilities
Accounts payable	$111,778	$68,177
Accrued expenses and other current liabilities	75,897	123,182
Advance from customers	—	123,077
Short-term bank loans	448,718	461,538
Short-term lease liabilities	114,842	110,544
Due to related parties	—	203,559
Income tax payable	144,983	94,568
Total current liabilities	896,218	1,184,645

Long-term lease liabilities	—	58,001
Total liabilities	896,218	1,242,646

Commitment and contingencies	—	—

Shareholders’ Equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 13,500,000 shares and 13,100,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively*	1,350	1,310
Additional paid-in capital	897,405	384,587
Accumulated other comprehensive income	613	2,051
Retained earnings	483,193	15,358

Total shareholders’ equity	1,382,561	403,306

Total liabilities and shareholders’ equity	$2,278,779	$1,645,952

*	Gives retroactive effect to reflect the reorganization in August 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME
(Expressed in U.S. dollars)

	Six Months Ended June 30,
	2024	2023
Revenue	$3,181,992	$2,788,050
Cost of revenue	2,225,962	2,012,659
Gross profit	956,030	775,391

Operating expenses:
General and administrative	412,837	355,410
Selling and marketing	13,218	11,698
Total operating expenses	426,055	367,108

Income from operations	529,975	408,283

Other (expense) income:
Government subsidies	—	8,536
Interest income	1,719	135
Interest expense	(17,421)	(13,026)
Other miscellaneous income	3,977	—
Total other (expense), net	(11,725)	(4,355)

Income before provision for income taxes	518,250	403,928
Income tax expense	(50,415)	(18,055)
Net income	467,835	385,873

Other comprehensive loss
Foreign currency translation adjustment	(1,438)	(496)
Total comprehensive income	$466,397	$385,377

Basic and diluted earnings per ordinary share*	$0.03	$0.03

Weighted average number of ordinary shares outstanding – basic and diluted*	13,418,681	13,100,000

*	Gives retroactive effect to reflect the reorganization in August 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(Expressed in U.S. dollars)

	Ordinary Shares number*	Ordinary Shares amount	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity (deficit)
Balance as of December 31, 2022	13,100,000	$1,310	$384,587	$805	$(466,776)	$(80,074)
Net income	—	—	—	—	385,873	385,873
Foreign currency translation adjustment	—	—	—	(496)	—	(496)
Balance as of June 30, 2023 (Unaudited)	13,100,000	$1,310	$384,587	$309	$(80,903)	$305,303

	Ordinary Shares number*	Ordinary Shares amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
Balance as of December 31, 2023	13,100,000	$1,310	$384,587	$2,051	$15,358	$403,306
Issuance of ordinary shares	400,000	40	512,818	—	—	512,858
Net income	—	—	—	—	467,835	467,835
Foreign currency translation adjustment	—	—	—	(1,438)	—	(1,438)
Balance as of June 30, 2024 (Unaudited)	13,500,000	$1,350	$897,405	$613	$483,193	$1,382,561

*	Gives retroactive effect to reflect the reorganization in August 2024.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)

	Six Months Ended June 30,
	2024	2023
Cash flows from operating activities:
Net income	$467,835	$385,873
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	14,050	13,471
Non-cash lease expense	56,848	75,742
Provision for expected credit losses	1,800	5,200
Changes in operating assets and liabilities
Accounts receivable	(233,904)	231,498
Prepaid expenses and other current assets	(3,541)	(10,628)
Due from related parties	—	(164,697)
Accounts payable	43,601	(40,454)
Accrued expenses and other liabilities	(47,285)	447,301
Advance from customers	(123,077)	—
Due to a related party	(203,559)	(681,538)
Income tax payable	50,415	18,055
Lease liabilities	(53,703)	(76,742)
Net cash (used in) provided by operating activities	(30,520)	203,081

Cash flows from investing activities:
Purchase of property and equipment	(2,255)	(1,114)
Net cash used in investing activities	(2,255)	(1,114)

Cash flows from financing activities:
Proceeds from short-term bank loans	743,590	1,025,641
Repayments of short-term bank loans	(756,410)	(1,282,052)
Proceeds from issuance of ordinary shares	512,858	—
Deferred offering costs	(728,725)	—
Net cash used in financing activities	(228,687)	(256,411)

Effect of foreign exchange rate on cash	(79)	(116)

Net decrease in cash and cash equivalents	(261,541)	(54,560)
Cash and cash equivalents at beginning of the period	482,588	237,449
Cash and cash equivalents at end of the period	$221,047	$182,889

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Interest expense	$17,421	$13,026
Income tax	$—	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL BUSINESS

Click Holdings Limited (“Click Holdings”) was incorporated on January 31, 2024 in the British Virgin Islands (“BVI”). Click Holdings is a holding company without any operations and owns two companies and their subsidiaries that are incorporated in Hong Kong (collectively, the “Company”).

On October 9, 2024, the Company consummated the initial public offering (“IPO”) of 1,400,000 ordinary shares, par value of $0.0001 per share at $4.00 per share. The ordinary shares of Click Holdings began trading on the Nasdaq Capital Market under the ticker symbol “CLIK”.

The Company is a human resources solutions provider primarily focused on talent sourcing and the provision of temporary and permanent personnel in: (i) professional, (ii) nursing, and (iii) logistics and other services.

Business Reorganization

A reorganization of the Company’s legal entity structure was completed in August 2024. The reorganization involved the incorporation of Click Holdings in January 2024, and the equity transfer of Booming Voice Limited (“Booming Voice”) and Diligent Yield Investment Development Limited (“Diligent Yield”) to Click Holdings in February 2024. This transaction was treated as a reorganization of the companies under common control and the Company’s unaudited condensed consolidated financial statements (“unaudited condensed CFS”) give retroactive effect to this transaction.

Click Holdings

Click Holdings was incorporated on January 31, 2024 and owned by Mr. Chan Chun Sing (“Mr. Chan”).

On February 4, 2024, Click Holdings acquired the share capital of Booming Voice from Mr. Chan by allotting shares to Circuit Delight Limited (“Circuit Delight”) upon the direction Mr. Chan and the consent of Circuit Delight.

On February 5, 2024, Click Holdings acquired the share capital of Diligent Yield from Ms. Leung Wing Shan (“Ms. Leung”) by allotting shares to Classic Impact Limited (“Classic Impact”), a wholly owned company of Ms. Leung upon the direction of Ms. Leung and the consent of Classic Impact.

On February 7, 2024, Circuit Delight and Tactical Command Limited (“Tactical Command”) entered into an agreement, pursuant to which, Circuit Delight (as vendor) sold, and Tactical Command (as purchaser) bought the Shares (“Transaction 1”).

On February 7, 2024, Circuit Delight and Happy Blazing Limited (“Happy Blazing”) entered into an agreement, pursuant to which, Circuit Delight (as vendor) sold, and Happy Blazing (as purchaser) bought the Shares (“Transaction 2”, together with Transaction 1, the “Transactions”).

On February 7, 2024, each of Solid Attack Limited (“Solid Attack”), Massive Pride Limited (“Massive Pride”) and Ahead Champion Limited (“Ahead Champion”) entered into a subscription agreement with Click Holdings, pursuant to which, Click Holdings sold and Solid Attach, Massive Pride and Ahead Champion bought new 400,000 ordinary Shares (collectively, the “Subscriptions”) for a total consideration of $512,858.

On August 16, 2024, in accordance with the members’ resolutions of February 4, 2024 and August 16, 2024, the Company completed the filing of amended Memorandum and Articles of Association with the respective registry that included the share subdivision and the surrender of respective shares (see Note 11).

Upon completion of the Transactions and the Subscriptions, Click Holdings was owned by Circuit Delight, Classic Impact, Solid Attack, Massive Pride, Ahead Champion, Tactical Command, and Happy Blazing.

The Company is under common control of same group of shareholders before and after the reorganization. The unaudited condensed CFS are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the unaudited condensed CFS.

Booming Voice

Booming Voice was incorporated in the BVI with limited liability on October 25, 2023. After the reorganization, it became a wholly owned subsidiary of Click Holdings. It holds 100% of JFY Corporate Services Company Limited (“JFY Corporate”), and has no operations since its incorporation.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL BUSINESS (cont.)

Diligent Yield

Diligent Yield was incorporated in the BVI with limited liability on October 1, 2021. After the reorganization, it became a wholly owned subsidiary of Click Holdings. It holds 100% of Click Services Limited (“Click Services”), and had no operations since its incorporation.

JFY Corporate

JFY Corporate was incorporated on May 8, 2017 focusing on providing human resources solution professional services, including accounting and auditing, company secretarial, and financial and compliance advisory. Upon completion of the reorganization, JFY Corporate became an indirectly wholly-owned subsidiary of the Company.

Click Services

Click Services was incorporated on August 28, 2020 focusing on providing human resources solution nursing services and logistic and other services. Upon the completion of the reorganization, Click Services became an indirectly wholly-owned subsidiary of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of presentation and consolidation

The unaudited condensed CFS and related notes include all the accounts of the Click Holdings and its wholly owned subsidiaries. All intercompany transactions were eliminated in consolidation. While these unaudited condensed CFS are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), they do not include all the information required for annual financial statements and should be read in conjunction with the audited CFS and accompanying notes for the years December 31, 2023 and 2022, filed by Click Holdings in its Form 424B5 with the Securities Exchange Commission on October 9, 2024.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

B. Use of estimates and assumptions

The preparation of unaudited condensed CFS in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported and disclosed in the unaudited condensed CFS and related notes. Significant accounting estimates include the allowance for expected credit losses on accounts receivable and other receivables and useful life of property and equipment. Actual amounts could differ from those estimates.

C. Functional currency and foreign currency translation

The reporting currency of the Company is the U.S. dollar (“US$”), and the functional currency is the Hong Kong dollar (“HK$”) as Hong Kong is the primary economic environment in which the Company operates.

The unaudited condensed CFS of the Company are prepared using HK$, and translated into the Company’s reporting currency, US$. Monetary assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rate of exchange prevailing at the balance sheet date. Revenue and expenses are translated using the average rates during each reporting period, and shareholders’ equity is translated at historical exchange rates. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

Translation of amounts from HK$ into US$ has been made at the following exchange rates:

Balance sheet items, except for equity accounts:
As of June 30, 2024	HK$7.81 to US$1
As of December 31, 2023	HK$7.81 to US$1

Statement of operations and cash flow items:
Six months ended June 30, 2024	HK$7.82 to US$1
Six months ended June 30, 2023	HK$7.84 to US$1

D. Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures requiring enhancements and further transparency to certain income tax disclosures, most notably the tax rate reconciliation and income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2024 on a prospective basis and retroactive application is permitted. The Company but does not expect the adoption of this standard to have a material impact on the unaudited condensed CFS.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on its unaudited condensed CFS.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. ACCOUNTS RECEIVABLE

The Company expects its accounts receivable will be substantially settled within 90 days from the invoice date.

Below is an analysis of the movements in the allowance for expected credit losses:

	Six Months Ended June 30,
	2024	2023
Balance at beginning of the period	$5,200	$—
Additions	1,800	5,200
Balance at end of the period	$7,000	$5,200

As of November 18, 2024, the Company collected approximately $953,000, or 88.1%, of the accounts receivable as of June 30, 2024. The Company is not aware of any collection risk on the remaining balance.

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of
	June 30, 2024	December 31, 2023
		(Audited)
Prepaid expenses	$12,100	$14,718
Deposits	47,272	42,472
Prepaid expenses and other current assets	$59,372	$57,190

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, are as follows:

	As of
	June 30, 2024	December 31, 2023
		(Audited)
Office equipment and other	$49,589	$47,334
Leasehold improvement	92,653	92,653
Less: accumulated depreciation	(68,601)	(54,551)
Property and equipment, net	$73,641	$85,436

During the six months ended June 30, 2024 and 2023, the Company recorded depreciation expense of $14,050 and $13,471, respectively.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

6. BANK LOANS

The Company’s bank loans are revolving loans denominated in HK$ from a bank in Hong Kong, and are due and renewable every three months.

As of June 30, 2024 and December 31, 2023 (audited), bank loans were HK$3,500,000 (US$448,718) and HK$3,600,000 (US$461,538) respectively with interest from 5.47% to 6.11% (2023: 6.37% to 7.15%). The bank loans are secured by (i) a personal undertaking and guarantee by Ms. Leung (spouse of Mr. Chan, Chairman and CEO of the Company) and (ii) a security interest in a premise owned by Ms. Leung.

7. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Lease

The Company determines if a contract is a lease at inception. The Company has a lease for office space and facilities. All leases are classified as operating leases.

Supplemental balance sheet information for the Company’s operating lease as of June 30, 2024 and December 31, 2023 was as follows:

	2024	2023
		(Audited)
Right-of-use assets	$113,697	$170,545
Short-term lease liabilities	114,842	110,544
Long-term lease liabilities	—	58,001
Weighted-average remaining lease term	1.0 year	1.5 years
Weighted-average discount rate	4.125%	4.125%

As of June 30, 2024, the lease has a remaining term of 1 year. The lease contains renewal options for periods from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the options are not included in the lease term, and associated potential option payments are excluded from lease payments.

Maturities of operating lease liabilities at June 30, 2024 are:

12 months ending June 30, 2024,
June 30, 2025	$117,376
Less: imputed interest	(2,534)
Total lease liabilities	$114,842

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAXES

British Virgin Islands

Under the current laws of the BVI, the Company is not subject to income tax.

Hong Kong

Under the two-tiered profit tax rate regime of Hong Kong Profits Tax, the first HK$2,000,000 ($256,410), of profits of the qualifying group entity is taxed at 8.25%, and profits above HK$2,000,000 ($256,410) are taxed at 16.5%.

The income tax provision for the six months ended June 30, 2024 and 2023 consists of the following:

	2024	2023
Current tax	$50,415	$18,055
Deferred tax	—	—
Income tax expense	$50,415	$18,055

The following is a reconciliation of the statutory tax rate to the effective tax rate for the six months ended June 30, 2024 and 2023, respectively.

	2024	2023
Hong Kong statutory income tax rate	16.5%	16.5%
Effect of Hong Kong graduated rates	(4.1)%	(5.2)%
Effect of non-deductible expense	0.2%	0.3%
Effect of non-taxable income	(0.7)%	(1.0)%
Effect of tax losses not recognized	—	0.6%
Effect of utilization of tax losses brought forward	(2.2)%	(6.7)%
Effective tax rate	9.7%	4.5%

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8. INCOME TAXES (cont.)

The principal components of deferred tax assets are as follows:

	As of
	June 30, 2024	December 31, 2023
		(Audited)
Net operating loss carrying forwards	$4,327	$15,869
Less: valuation allowance	(4,327)	(15,869)
Total deferred tax assets	$—	$—

As of June 30, 2024 and December 31, 2023 (audited), the Company had net operating loss carrying forwards of US$26,000 and US$96,000, respectively, attributable to the Hong Kong subsidiaries. The cumulative tax losses for entities in Hong Kong will not expire under the current tax legislation. The Company evaluates its valuation allowance at the end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law. As of June 30, 2024 and December 31, 2023 (audited), the Company provided full valuation allowance against the deferred tax assets because the Company assessed the deferred tax assets would not be realized.

9. REVENUE AND SEGMENT INFORMATION

The Company has three reportable segments:

1.	Professional solution services — delivery of accounting and auditing, company secretarial, and financial and compliance advisory services;

2.	Nursing solution services — delivery of temporary healthcare services to institutional clients, including social service organizations and nursing home and individuals; and

3.	Logistics and other solution services — delivery of logistic and warehouse human resources solution services to corporate customers.

Corporate and unallocated — included in Corporate and unallocated are operating expenses that are not directly allocated to the individual business units. These expenses primarily consist of operating lease cost, certain staff costs, and other various general and administrative expenses.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. REVENUE AND SEGMENT INFORMATION (cont.)

Segment information for the six months ended June 2024 and 2023 is presented below. Management does not manage the assets on a segment basis, therefore segment assets are not presented below.

	For the six months ended June 30, 2024
	Professional solution services	Nursing solution services	Logistics and other solution services	Corporate and unallocated	Total
Revenue	$1,008,729	$677,640	$1,495,623	$—	$3,181,992
Cost of revenue	382,416	604,520	1,239,026	—	2,225,962
Gross profit	626,313	73,120	256,597	—	956,030
Operating expenses
General and administrative	299,789	31,056	32,279	49,713	412,837
Selling and marketing	—	—	—	13,218	13,218
Total operating expenses	299,789	31,056	32,279	62,931	426,055
Income (loss) from operations	326,524	42,064	224,318	(62,931)	529,975
Other income (expense)
Interest income	1,450	—	—	269	1,719
Interest on bank loans	—	—	—	(17,421)	(17,421)
Other income	3,291	—	—	686	3,977
Total other income (expense)	4,741	—	—	(16,466)	(11,725)
Income (loss) before provision for income taxes	$331,265	$42,064	$224,318	$(79,397)	$518,250

	For the six months ended June 30, 2023
	Professional solution services	Nursing solution services	Logistics and other solution services	Corporate and unallocated	Total
Revenue	$967,272	$954,415	$866,363	$—	$2,788,050
Cost of revenue	449,251	820,749	742,659	—	2,012,659
Gross profit	518,021	133,666	123,704	—	775,391
Operating expenses
General and administrative	242,648	30,872	40,359	41,531	355,410
Selling and marketing	—	—	—	11,698	11,698
Total operating expenses	242,648	30,872	40,359	53,229	367,108
Income (loss) from operations	275,373	102,794	83,345	(53,229)	408,283
Other income (expense)
Government subsidies	—	—	—	8,536	8,536
Interest income	2	—	—	133	135
Interest on bank loans	—	—	—	(13,026)	(13,026)
Total other income (expense)	2	—	—	(4,357)	(4,355)
Income (loss) before provision for income taxes	$275,375	$102,794	$83,345	$(57,586)	$403,928

The Company’s assets, including non-current assets are in Hong Kong, are without any specific designation, and are used to generate the Company’s revenue streams that are all sourced in Hong Kong.

The Company does not have a concentration of its revenue with specific customers. During the six months ended June 30, 2024 and 2023, there were no customers that accounted for more than 20% of the Company’s revenue.

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. RELATED PARTY TRANSACTIONS AND BALANCES

Related parties:

Name of related parties	Relationship with the Company
JFY & Co.	A customer of the Company controlled by Mr. Chan (Note 1)
JFY CPA Limited	A customer of the Company controlled by Mr. Chan (Note 1)

Note 1:	Mr. Chan is the controlling shareholder of these entities and Click Holdings.

Included in the Company’s revenue for the six months ended June 30, 2024 and 2023 is $nil and $291,494 from related parties, respectively. The details are as follows:

Name of related parties	2024	2023
JFY & Co.	$—	$64,324
JFY CPA Limited	—	227,170
Total	$—	$291,494

Included in the Company’s expenses for the six months ended June 30, 2024 and 2023 are allocated expenses of $nil and $101,451 from related parties, respectively. The details are as follows:

Name of related parties	2024	2023
JFY & Co.	$—	$(14,410)
JFY CPA Limited	—	(87,041)
Total	$—	$(101,451)

Due to related parties

As of June 30, 2024 and December 31, 2023, due to related parties consists of the following:

	As of
Name of related parties	June 30, 2024	December 31, 2023
		(Audited)
Mr. Chan	$—	$(203,559)
Total	$—	$(203,559)

CLICK HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

10. RELATED PARTY TRANSACTIONS AND BALANCES (cont.)

The amount due to Mr. Chan as at December 31, 2023 of US$203,559 was non-interest bearing and repayable on demand.

11. SUBSEQUENT EVENTS

In preparing these unaudited condensed CFS, the Company evaluated events and transactions for potential recognition or disclosure through the date of this report. No other events require adjustment to or disclosure in the unaudited condensed CFS other than the following:

●	In connection with the planned IPO, the Company completed a reorganization of its corporate structure in August 2024.

●

On August 16, 2024, in accordance with the members’ resolutions on February 4, 2024 and August 16, 2024, the Company subdivided each issued and unissued share into 10,000 shares and the Company is authorized to issue 500,000,000 shares of par value US$0.0001 each.

●	On October 9, 2024, the Company consummated the IPO of 1,400,000 ordinary shares at $4.00 per share. The ordinary shares of Click Holdings began trading on the Nasdaq Capital Market under the ticker symbol “CLIK”.